SETTLEMENT AND RELEASE AGREEMENT FOR HERBERT AND SHARON
JACOBSON AND AMENDMENT TO SEPARATION AGREEMENT FOR STEVEN JACOBSON

    THIS SETTLEMENT AND RELEASE AGREEMENT is entered into this 19th day of December, 2003, by and between Herbert and Sharon Jacobson (collectively "the Jacobsons", or individually "Herb Jacobson" or "Sharon Jacobson"), husband and wife, both of whom are residents of the State of Colorado, and Nighthawk Systems, Inc. ("Nighthawk" or "the Company"), a Nevada corporation, and this AMENDMENT TO THE SEPARATION AGREEMENT amending the Separation Agreement entered into between Steven Jacobson and Nighthawk on September 8, 2003, now entered into this 19th day of December, 2003 between Steven Jacobson and Nighthawk (referred to herein as the "Amendment"). The Jacobsons, Steven Jacobson and Nighthawk may collectively be referred to herein as "the Parties."

                              RECITALS

WHEREAS, Herb Jacobson and his son Steve Jacobson founded the predecessor company of Peregrine Control Technologies, Inc. ("PCT"), a Colorado corporation, and served as two of the three members of the board of directors of PCT along with Sharon Jacobson, while Steve Jacobson also served as the Chief Executive Officer of PCT, and;

WHEREAS, in February 2002, PCT completed a share exchange agreement with a predecessor company to Nighthawk, after which Nighthawk became the parent corporation, expanding its board of directors but including only Herb Jacobson and Steve Jacobson from the PCT board of directors; and

WHEREAS, in a complaint filed in the District Court in Denver County, Colorado on November 11, 2003 against Nighthawk, Herb Jacobson alleges that he obtained a $50,000 line of credit from Citywide Bank in 1998, which was guaranteed by PCT, and which he alleges was used by PCT, and for which PCT made periodic interest payments to Herb Jacobson while Steve Jacobson was the Chief Executive Officer; and

WHEREAS, the Jacobsons' lawsuit against the Company demands priority payment of the principal and interest on the line of credit ahead of all other creditors of the Company, the Board of Directors of the Company voted to remove Herb Jacobson, from the board of directors for breach of his fiduciary duties and a conflict of interest, and;

WHEREAS Nighthawk timely filed an answer to the Jacobsons' complaint and filed a counter-claim against the Jacobsons alleging, inter alia, a breach of Herb Jacobson's fiduciary duties, and;

WHEREAS, the Parties desire to resolve all disputes between the Parties without further expense and the risk of litigation, and;

WHEREAS, a satisfactory resolution of the disputes between the Jacobsons and Nighthawk requires the participation of Steve Jacobson and a modification of certain provisions of the Separation Agreement entered into by Steve Jacobson and Nighthawk;

     NOW THEREFORE, in consideration for the foregoing, the mutual promises and releases set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Jacobsons, Steven Jacobson and Nighthawk each agree as follows:

     1. As consideration for the Jacobsons entering into this Agreement, Nighthawk shall:
     A. Dismiss with prejudice its counterclaim filed against Herb Jacobson on December 3, 2003, in the Denver District Court;
     B. Pay Citywide Bank $25,000 for the line of credit. Payments to Citywide Bank will be made monthly in the amount of $6,250.00 such that the entire loan is paid off in four months from the signing of this agreement by all parties. The first payment of $6,250.00 will be made 30 days after the signing of this agreement by all parties, with subsequent payments made every 30 days thereafter until complete. If the respective 30th day falls on a weekend or holiday the payment will be made on the next business day. If a payment is not made on the respective 30th day the company shall have 3 days to remedy after which non-payment shall constitute a breach of a portion of this agreement, and section 2c as described below shall no longer apply.
     C. No later than December 31, 2003 pay Herb Jacobson an amount not to exceed $1,850.00 for interest accrued and loan renewal fees on the line of credit for relevant months in 2003 and thereafter the Company will pay one half of the monthly interest until such time as the Company pays the full $25,000 identified in 1B, above, after which the Company will not pay any interest amounts on the line of credit. Interest payments will me made by the 5th of each respective month until complete.
     D. Upon execution of this document by all parties, issue a press release naming the parties to the agreement, stating the major terms of the agreement and stating that management and the board agree that the agreement is a positive development for the Company.
     E. Agree to include Steven Jacobson in the distribution of any private placement memorandum issued during the twelve month period following the execution of this Agreement.

     2. As consideration for Nighthawk entering into this Agreement, the Jacobsons shall:
     A. Sell of an aggregate, Herb, Sharon & Steven, of 850,000 shares of stock owned by the Parties in two sales of 425,000 shares each sale, the first sale to take place on or about December 22, 2003, or as soon thereafter as practicable, and the second sale to take place on or about the 9th of January, or as soon thereafter as practicable. The amount to be sold by each of the Parties individually shall be subject to limitations of securities laws. If the sale of said stock cannot be completed at a minimum per share price of 22 cents, by 5 trading days after December 22 or January 9, section 2c as described below shall no longer apply;
     B. Resign from any and all positions of Nighthawk Systems, Inc. and its subsidiaries, including PCT, and refrain from claiming to represent the Company or any of its subsidiaries, including PCT, in any capacity to any employees, shareholder or third parties;
     C. Refrain from selling, transferring, conveying or otherwise disposing of the 3,070,300 shares owned by the Herb and Sharon Jacobson or subsequently acquired by either of them, after the 850,000 shares identified in 2.A, above, are sold, for a period of eighteen (18) months from the date of execution of this Agreement; provided, that in the event the Company agrees to sell a controlling interest of its shares in a transaction or series of transactions, this paragraph shall not apply;
     D. In combination with Steven Jacobson, have the opportunity to sell up to $100,000 worth of Company stock during the sixty day period immediately following the one-year anniversary of the execution of this Agreement;
     E. Dismiss with prejudice the lawsuit filed in District Court, Denver County, Colorado on November 11, 2003 against the Company by Herb Jacobson and Sharon Jacobson.

     3. As consideration for Nighthawk entering into this Agreement, Steve Jacobson agrees to:
     A. Sell an aggregate of 850,000 including: Herb and Sharon Jacobson shares, shares of stock owned by the Parties in two sales of 425,000 shares each sale, the first sale to take place on or about December 22, 2003, or as soon thereafter as practicable, and the second sale to take place on or about the 9th of January, or as soon thereafter as practicable. The amount to be sold by each of the Parties individually shall be subject to limitations of securities laws. If the sale of said stock cannot be completed at a minimum per share price of 22 cents by 5 trading days after December 22 or January 9, section D as described below shall no longer apply;
     B. In combination with the Jacobsons, have the opportunity to sell up to $100,000 worth of Company stock during the sixty day period immediately following the one-year anniversary of the execution of this Agreement.
     C. Have the opportunity to completed the transfer of up to 50,000 shares of his stock to a private individual through a transaction currently underway at the time of the signing of this agreement. This being done with the full knowledge that the respective shares once transferred will carry a one-year restriction.
     D. Accept the following amendment to the Separation Agreement, all other sections of the Separation Agreement remaining in effect.

               1. Paragraph 2.D is amended in its entirety to read as follows:
     "Agree not to sell, transfer, convey or otherwise dispose of any shares owned or held in trust by him, including the shares held for [minor names redacted], for a period of eighteen (18) months following the sale of 850,000 shares pursuant to that Agreement And Amendment
To The Separation Agreement for Steven Jacobson dated December 19th, 2003; provided, that in the event the Company agrees to sell a controlling interest of its shares in a transaction or series of transactions, this paragraph shall not apply."

     4. Non-disparagement and non-compete. The Jacobsons agree not to disparage Nighthawk, its Board of Directors management or employees in any communication whether written or spoken, and Nighthawk agrees to the same in return to the Jacobsons. This provision shall not apply to statements made by either party in response to an investigation by law enforcement agencies or any other legal proceeding. The Jacobsons shall also not compete in the wireless remote control business for a period of at least two years form the date of this Agreement and they further agree that they will not solicit for employment, either for themselves or for any third party, either directly or indirectly, any current employee of Nighthawk for a period of two years from the date of this Agreement.

     5. Release of the Jacobsons by Nighthawk. Nighthawk, by its officers and directors hereby completely and unconditionally releases, waives, discharges and holds harmless the Jacobsons, their agents, representatives, attorneys, heirs and assigns, and each of them, including any corporations, partnerships or other business associations in which the Jacobsons are a director or principal, from any and all actions, causes of action, claims (as that term is defined in 11 U.S.C. ss. 101(5)) and demands, known or unknown, cost and expenses sustained by Nighthawk, arising from or related to the dispute, including but not limited to claims that could have been raised in a lawsuit but were not.

     6. Release of Nighthawk by the Jacobson's. Herb and Sharon Jacobson, for themselves, their successors, representatives, heirs, executors, agents, administrators and assigns, including any corporations, partnerships or other business associations in which they are a director or principal, hereby completely and unconditionally release, waive, discharge and hold harmless Nighthawk, its employees, directors, subsidiaries, agents, representatives, attorneys, heirs and assigns from any and all actions, causes of action, claims (as that term is defined in 11 U.S.C. ss. 101(5)) and demands, known or unknown, cost and expenses sustained by the Jacobsons, arising from or related to the dispute, including but not limited to claims that were raised or could have been raised in the lawsuit but were not.

     7. Denial of Liability. The Parties agree that this Agreement is not to be construed as an admission of any nature by the Parties.

     8. Consultation with additional Professionals. Each of the Parties state that they have been advised of their rights to consult, at their own expense, additional professionals of their own choosing, including other attorneys, accountants or other professionals, regarding any and all known and unknown, foreseen and unforeseen, injuries, losses, damages, and liabilities of whatsoever kind and nature that they may have, or will incur, resulting directory or indirectly from this Agreement or any of the incidents underlying this Agreement.

     9. Consideration. The consideration stated herein in contractual and not a mere recital. In entering into this Agreement, each Party has relied solely upon its own judgment and the judgment and advice of its attorneys, which are the attorneys of its own choice. No Party has been influenced or induced to any extent whatever by any representations or statements regarding its damages or any other matters made by or on behalf of any other Party. The terms of his Agreement have been completely read and explained to each Party by its own respective attorney, and its terms are fully understood and voluntarily accepted by each Party. There are no other understandings or agreements between the Parties other than those set forth in this Agreement.

     10. Costs. Each Party shall bear its own attorneys' fees and other costs in connection with the dispute.

     11. Consequences of Actions to Set Aside, Avoid or Otherwise Challenge this Agreement. If any Party to this Agreement or that Party's successor or assign shall bring an action in any form that seeks to set aside or avoid this Agreement, that Party, or his or her successor or assigns, shall be liable for and shall pay the reasonable legal fees and expenses paid or accrued by any other Party or its successors in connection with such action. If any Party to this Agreement, or that Party's successors or assigns, shall bring any action challenging the validity, enforceability or interpretation of this Agreement or that it does not seek to have this Agreement set aside or avoided, that Party, or its successor or assigns, shall pay the reasonable legal fees and expenses paid or accrued by any other Party or his or her successors or assigns in connection with such action in the event that such other Party or his successors or assigns prevails in such action brought by a Party to this Agreement.

     12. Divisibility. If any provisions of this Agreement, or any portion of any provision of this Agreement is declared null and void, such provision or such portion of a provision shall be considered separate and apart from the remainder of this Agreement which shall remain in full force and effect.

     13. Facsimile Signature and Counterparts. This Agreement may be executed by facsimile signature in counterparts, each of which together shall constitute a single document.

     14. Governing Law. The laws of the State of Colorado shall apply to and control any interpretation, construction, performance or enforcement of this Agreement.

     15. Binding Effect. Each Party understands and agrees that this Agreement shall bind and inure to the benefit of itself, its officers, directors, employees, agents, servants, subsidiaries, and parent companies, insurers, sureties, successors and assigns.

     16. Board Approval. This agreement is being entered into with the full knowledge and approval of the Company's Board of Directors.

/s/ Herbert Jacobson                     /s/ Sharon Jacobson
Herbert Jacobson                         Sharon Jacobson

/s/ Steven Jacobson
Steven Jacobson

/s/ Myron Anduri                         /s/ Doug Saathoff
Myron Anduri                             Doug Saathoff
President                                CEO
NightHawk Systems, Inc.                  NightHawk Systems, Inc.